QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(2)(B)

October 15, 2012

Dear Stockholder:

        We are pleased to inform you that on September 30, 2012, Ceradyne, Inc. ("Ceradyne") entered into an Agreement and Plan of Merger (the "Merger Agreement") with 3M Company ("Parent" or "3M") and Cyborg Acquisition Corporation, a wholly owned subsidiary of 3M ("Purchaser").

        Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer to purchase all of the issued and outstanding shares of Ceradyne's common stock (the "Common Stock" or the "Shares"), at a purchase price of $35.00 per Share (the "Offer Price"), net to the seller in cash, without interest and less any required withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase and the related tender offer materials accompanying this letter (the "Offer"). Unless extended, the tender offer is currently scheduled to expire at 5:00 p.m., New York City time, on November 27, 2012. If completed, the tender offer will be followed by the merger of Purchaser with and into Ceradyne (the "Merger"). In the Merger, all shares of Common Stock, other than those owned by Ceradyne, 3M or Purchaser and any Shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the Offer Price per share of Common Stock net in cash, without interest and less any required withholding taxes.

        After careful consideration, the members of Ceradyne's Board of Directors (the "Board") unanimously approved the Offer, the Merger and the Merger Agreement and determined that the terms of each are fair to, and in the best interests of, Ceradyne's stockholders. The Board unanimously recommends that you accept the Offer and tender your Shares pursuant to the Offer.

        In arriving at its determination and recommendation, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including the opinion of Citigroup Global Markets Inc., the Company's financial advisor. A copy of the opinion is included in the attached Schedule 14D-9, and you are urged to read the opinion carefully and in its entirety.

        Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of Purchaser's tender offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully. If you want to participate in the Offer, you will need to properly tender your Shares prior to the expiration of the Offer.

        The management and directors of Ceradyne thank you for the support you have given Ceradyne throughout the years.

Very truly yours,
/s/ JOEL P. MOSKOWITZ Joel P. Moskowitz Chairman of the Board, President and Chief Executive Officer

QuickLinks

  Exhibit (a)(2)(B)